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MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and nine months ended September 30, 2023.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not add due to rounding. This MD&A has been prepared as at October 25, 2023. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.
OUR BUSINESS
New Gold Inc. is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (in reclamation) (“Cerro San Pedro” or "CSP"). The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.
ENDNOTES
Note references throughout this MD&A are to endnotes which can be found starting on page 41.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 27. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	111,204	91,021	318,435	249,230
Sold(3)	107,562	92,634	311,677	247,678
Gold (ounces):
Produced(3)	82,986	70,147	241,991	190,679
Sold(3)	79,821	68,816	241,247	190,641
Copper (millions of pounds):
Produced(3)	13.2	8.5	35.5	24.1
Sold(3)	13.0	9.9	32.5	23.5
Revenue(10)
Gold ($/ounce)	1,900	1,703	1,902	1,814
Copper ($/pound)	3.57	3.17	3.65	3.75
Average realized price(2)
Gold ($/ounce)	1,924	1,727	1,926	1,831
Copper ($/pound)	3.78	3.42	3.89	3.99
Operating expenses per gold eq. ounce sold ($/ounce) (10)	1,000	1,069	1,058	1,106
Depreciation and depletion per gold eq. ounce sold ($/ounce)(10)	548	599	541	580
Total cash costs per gold eq. ounce sold ($/ounce)(2)	1,044	1,114	1,102	1,143
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,477	1,637	1,535	1,875

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FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
FINANCIAL INFORMATION
Revenue	201.3	151.2	587.3	441.6
Revenue less cost of goods sold	35.0	(3.2)	89.5	24.3
Net loss	(2.7)	(4.2)	(37.1)	(49.9)
Adjusted net earnings (loss) (2)	23.1	(13.4)	53.1	(19.8)
Cash generated from operations	100.1	53.7	217.0	158.9
Cash generated from operations before changes in non-cash operating working capital(2)	87.7	43.6	228.5	137.4
Sustaining capital(2)	35.6	39.6	97.5	149.5
Growth capital(2)	35.0	30.3	107.8	72.1
Total mining interest capital expenditures	70.6	69.9	205.3	221.6
Total assets	2,252.3	2,254.9	2,252.3	2,254.9
Cash and cash equivalents	179.4	247.0	179.4	247.0
Long-term debt	395.7	394.7	395.7	394.7
Non-current liabilities excluding long-term debt	758.9	658.7	758.9	658.7
Share Data
Loss per share
Basic ($)	(0.00)	(0.01)	(0.05)	(0.07)
Diluted ($)	(0.00)	(0.01)	(0.05)	(0.07)
Adjusted net earnings (loss) per basic share ($)(2)	0.03	(0.02)	0.08	(0.03)
Share price as at September 30 (TSX - Canadian dollars)	1.25	1.23	1.25	1.23
Weighted average outstanding shares (basic) (millions)	684.5	682.3	683.0	681.5

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SUSTAINABILITY AND ESG
Health and Safety
Total recordable injury frequency rate ("TRIFR") was 1.13 for the three months ended September 30, 2023 comprising a year-to-date TRIFR of 1.01 in comparison to 0.98 at the end of the same period in 2022.
In the third quarter of 2022, New Gold introduced a new health and safety culture program, "Courage to Care", across the organization to renew New Gold’s commitment to safety and further connect its employees and contractors in protecting the health, safety, and well-being of our people. In early October 2023, the Rainy River mine reached the milestone of a full calendar year without a Lost-Time Injury.
Environment
Water Management & Tailings Management
In 2023, Rainy River made significant progress on upgrading its discharge and treatment capacity primarily through improved utilization of its biochemical reactor. As a result of these upgrades, Rainy River has significantly increased its water treatment rate and reduced the water volume in the Tailings Management Area.
Climate Action
The Company continues to assess opportunities for Scope 1 & 2 greenhouse gas ("GHG") emissions reductions at both New Afton and Rainy River to help ensure that New Gold meets its goal of a 30% reduction in GHG emissions by 2030 (with a baseline year of 2020).

Reporting
In June 2023, the Company published its annual Environment, Social and Governance ("ESG") Report, providing detailed information about the Company's 2022 performance and outcomes against the most critical ESG topics and metrics for the global mining sector.

The report is available at https://sustainability.newgold.com/esg-report/

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CORPORATE DEVELOPMENTS
New Afton C-Zone Project Update
The Company achieved two significant milestones at New Afton's C-Zone project. First, the Company achieved the first draw bell from New Afton's C-Zone block-cave. Second, the Company completed the commissioning of the final two of 29 dewatering wells at the New Afton Tailings Storage Facility. As a result of the Company achieving these milestones, the C-Zone project has now transitioned to the production ramp-up phase and remains on-track to achieve commercial production in the second half of 2024.

For further detail, please refer to the press release dated October 2, 2023, "New Afton Achieves Significant Milestone with Completion of the First Draw Bell at C-Zone and C-Zone Commercial Production On-Track for Second Half of 2024".

Exploration Activities Update
In early October, the Company provided an update on promising opportunities for mine life extension at New Afton, with the potential to extend the mine life beyond 2030. The Company also reported encouraging drill results and future exploration plans for the K-Zone and AI-Southeast gold-copper zones and presented a regional outlook on exploration initiatives in South-Central British Columbia, with a plan to strategically leverage New Afton's mill and tailings facilities to further extend the mine life.

For further information, please refer to press release dated October 10, 2023, "New Gold Outlines Opportunities to Extend C-Zone Beyond 2030, Presents Strategic Pipeline for Additional Mine Life Extension at New Afton".

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OUTLOOK 2023
Through the first nine months of the year, both operations delivered solid production and cost performance. The Company is currently tracking to the top end of consolidated production guidance for gold, copper, and gold eq.1 production and all-in sustaining costs are tracking to the lower end of the guidance range.

Rainy River is tracking towards the top end of the gold eq.1 production range. Sustaining capital is expected to be at the low end of the guidance range primarily due to lower waste stripping year-to-date, resulting in lower capitalized mining costs, with those costs remaining in operating expenses. As a result of the lower capitalization of mining costs, operating expenses per gold eq. ounce are now tracking above the top end of the guidance range. All-in sustaining costs are tracking to the midpoint of the guidance range. Growth capital is expected to be within its guidance range.

At New Afton, copper, gold, and gold eq.1 production are tracking towards the top end of their respective production guidance ranges, with operating expenses per gold eq. ounce and all-in sustaining costs now tracking towards the low end of their respective cost guidance ranges. Sustaining and growth capital are both expected to be within their respective guidance ranges.

The Company's 2023 guidance is outlined below:

Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Eq. Produced (ounces)[1]	235,000 - 265,000	130,000 - 160,000	365,000 - 425,000
Gold Produced (ounces)	230,000 - 260,000	50,000 - 60,000	280,000 - 320,000
Copper Produced (Mlbs)	-	38 - 48	38 - 48
Operating expenses, per gold eq. ounce	$905 - $985	$1,035 - $1,115	$950 - $1,030
All-in Sustaining Costs per gold eq. ounce[2]	$1,475 - $1,575	$1,320 - $1,420	$1,505 - $1,605

Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	Consolidated Guidance
Total capital ($M)	$145 - $165	$145 - $185	$290 - $350
Sustaining Capital ($M)[2]	$125 - $135	$15 - $35	$140 - $170
Growth Capital ($M)[2]	$20 - $30	$130 - $150	$150 - $180
Details of the Company’s 2023 guidance is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-events/news.

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KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2023 relative to the prior-year period, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended September 30, 2023, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,900 and $1,924, respectively, compared to the London Bullion Market Association ("LBMA") p.m. average gold price of $1,928 per ounce.
For the nine months ended September 30, 2023, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,902 and $1,926, respectively, compared to the LBMA p.m. average gold price of $1,930 per ounce.
Copper Prices
For the three months ended September 30, 2023, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.57 and $3.78, respectively, compared to the average London Metals Exchange ("LME") copper price of $3.79 per pound.
For the nine months ended September 30, 2023, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.65 and $3.89, respectively, compared to the average LME copper price of $3.89 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar weakened against the U.S. dollar during the third quarter of 2023. The average value of the Canadian dollar against the average value of the U.S. dollar for the three months ended September 30, 2023 weakened compared to the prior-year period. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
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For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price decreased by 2% during the third quarter of 2023, finishing the quarter at $1,871 per ounce. Gold prices were pressured over the quarter by the prospects of constrictive monetary policy over a more extended period than previously expected which caused the U.S. dollar to rise and government bond yields to increase, both of which put downward pressure on gold prices. Looking forward, continued inflation concerns, geopolitical uncertainty and recessionary fears may provide support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals and believes the prospects for the business are favourable.
The LME cash copper price finished the third quarter of 2023 consistent at $3.73 per pound. Copper prices initially rose during the quarter before falling on continued concerns over China’s economic outlook and the prospects of a global economic slowdown. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
Inflationary pressures continue to impact the economy in general. Inflation is impacted by various macroeconomic factors and can affect the cost of labour and key consumables.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
FINANCIAL RESULTS
Revenue	201.3	151.2	587.3	441.6
Operating expenses	107.5	99.2	329.6	274.2
Depreciation and depletion	58.8	55.2	168.2	143.1
Revenue less cost of goods sold	35.0	(3.2)	89.5	24.3
Corporate administration	5.8	5.1	17.9	16.0
Share-based payment expenses	0.6	(1.3)	2.5	0.2
Exploration and business development	2.2	4.0	7.7	13.8
Income (loss) from operations	26.4	(11.0)	61.4	(5.7)
Finance income	1.9	1.3	5.6	2.1
Finance costs	(3.1)	(5.2)	(10.8)	(23.1)
Other gains and losses
Gain on foreign exchange	3.2	6.5	0.3	7.7
Gain (loss) on disposal of assets	—	0.4	(0.3)	(2.0)
Loss on revaluation of investments	(2.1)	(14.8)	(4.9)	(30.7)
Unrealized (loss) gain on revaluation of non-current derivative financial liabilities	(16.9)	14.5	(77.3)	3.3
Loss on foreign exchange derivative	(3.3)	(7.4)	(0.8)	(8.3)
Loss on fuel hedge swap contracts	(0.2)	—	(0.5)	—
Revaluation of CSP's reclamation and closure cost obligation	(0.5)	0.3	(0.6)	(1.4)
Other	(0.5)	(0.5)	(0.5)	(1.6)
Income (loss) before taxes	4.9	(15.9)	(28.4)	(59.7)
Income tax (expense) recovery	(7.6)	11.7	(8.7)	9.8
Net loss	(2.7)	(4.2)	(37.1)	(49.9)
Adjusted net earnings (loss) (2)	23.1	(13.4)	53.1	(19.8)

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Revenue
For the three and nine months ended September 30, 2023, the increase in revenue relative to the prior-year periods was due to higher gold prices and higher gold and copper sales volumes. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three and nine months ended September 30, 2023, operating expenses increased over the prior-year periods primarily due to higher production and sales at both sites. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three and nine months ended September 30, 2023, depreciation and depletion increased when compared to the prior-year periods due to higher production.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2023, revenue less costs of goods sold increased when compared to the prior-year periods due to higher revenue, partially offset by higher operating expenses and depreciation and depletion.
Corporate administration
For the three and nine months ended September 30, 2023, corporate administration increased compared to the prior-year periods primarily due to increased headcount.
Share-based payment expenses
For the three and nine months ended September 30, 2023, share-based payment expenses increased when compared with the prior-year periods due to an increase in average share price.
Exploration and business development
For the three and nine months ended September 30, 2023, exploration and business development expenses decreased when compared to the prior-year periods due to decreased exploration activity at both Rainy River and New Afton.

Finance income
For the three and nine months ended September 30, 2023, finance income increased due to an increase in interest rates when compared to the prior-year periods.
Finance costs
For the three and nine months ended September 30, 2023, finance costs decreased mainly due to additional capitalized interest related to capital projects at New Afton, and the repayment of long-term debt for the nine months ended in the prior-year period.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current period.

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Unrealized loss on investments
For the three and nine months ended September 30, 2023, the Company recorded an unrealized loss of $2.1 million and $4.9 million, respectively, primarily due to a decrease in the share price of certain investments.

Rainy River gold stream obligation
For the three months ended September 30, 2023, the Company recorded an unrealized gain on the revaluation of the gold stream obligation derivative instrument of $3.4 million, primarily driven by the increase in the market observable discount rate. For the nine months ended September 30, 2023, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $6.7 million. The loss was primarily driven by higher metal prices.
New Afton free cash flow interest obligation
For the three and nine months ended September 30, 2023, the Company recorded an unrealized loss on revaluation of the New Afton free cash flow interest obligation of $20.3 million and $70.5 million, respectively. The loss was primarily driven by higher metal prices partially offset by higher market observable discount rates.

Gain (loss) on foreign exchange derivative
For the three and nine months ended September 30, 2023, the Company recorded a loss on foreign exchange derivatives of $3.3 million and $0.8 million, respectively, associated with the Company's foreign exchange contracts.

Gain (loss) on fuel hedge swap contracts
For the three and nine months ended September 30, 2023, the Company recorded a loss of $0.2 million and $0.5 million, respectively, associated with the Company's fuel hedge swap contracts.

The Other Gains and Losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted net earnings.
Income tax
The current income tax expense and prior-year income tax expense relates primarily to current and deferred mineral taxes. Income tax expense for the three and nine months ended September 30, 2023 increased compared to the prior-year periods primarily due to an increase in revenues.
On an adjusted net earnings2 basis, the adjusted tax expense2 for the nine months ended September 30, 2023, was $3.1 million, compared to an adjusted tax recovery of $2.6 million in the prior-year period. The adjusted tax expense2 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted tax expense2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted net earnings.

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Net Loss
For the three and nine months ended September 30, 2023, there was a decrease in net loss compared to the prior-year period primarily due to an increase in revenues resulting from higher gold prices and higher gold and copper sales, partially offset by higher operating costs and higher unrealized losses on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation.
Adjusted net earnings (loss)2
Net earnings (loss) have been adjusted for Other Gains and Losses on the consolidated income statement. Key elements in Other Gains and Losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
For the three and nine months ended September 30, 2023, adjusted net earnings2 increased over the prior-year periods due to higher revenues and lower finance costs, partially offset by higher operating expenses, and depreciation and depletion.
For further information on the Company’s liquidity and cash flow position, please refer to “Liquidity and Cash Flow” under the "Financial Condition Review" section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
OPERATING INFORMATION
Gold production from operations (ounces)(4)	82,986	76,527	82,477	80,694	70,147	52,431	68,101	81,072	72,210
Gold sales from operations (ounces)(4)	79,821	74,219	87,206	78,507	68,816	51,263	70,562	78,745	66,982
Revenue	201.3	184.4	201.6	162.8	151.2	115.7	174.7	202.6	179.8
Net (loss) income	(2.7)	(2.6)	(31.8)	(16.9)	(4.2)	(37.9)	(7.8)	150.9	(11.3)
Per share:
Basic ($)	(0.00)	(0.00)	(0.05)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)
Diluted ($)	(0.00)	(0.00)	(0.05)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,402	2,303	9,943	5,276
Operating waste mined (thousands of tonnes)	4,084	4,091	15,144	9,039
Capitalized waste mined (thousands of tonnes)	3,764	3,996	8,941	16,889
Waste mined (thousands of tonnes)	7,848	8,087	24,085	25,928
Ratio of waste-to-ore	2.35	3.54	2.47	4.97
Ore processed (thousands of tonnes)	2,328	2,248	6,460	6,558
Average gold grade (grams/tonne)	0.97	0.89	1.01	0.83
Gold recovery rate (%)	90	91	91	91
Gold eq. (ounces) (1):
Produced (3)	66,374	60,319	195,389	163,973
Sold (3)	63,790	56,932	198,247	165,396
Gold (ounces) (1):
Produced (3)	64,970	58,719	191,053	160,069
Sold (3)	62,426	55,421	193,846	161,573
Gold Revenue ($/ounce)	1,921	1,729	1,920	1,832
Average gold realized price ($/ounce) (2)	1,921	1,729	1,920	1,832
Open pit net mining cost per operating tonne mined (2)	3.40	3.86	3.39	3.88
Processing cost per tonne processed (2)	11.01	9.57	11.91	9.96
G&A cost per tonne processed (2)	4.11	3.60	4.22	3.92
Operating expenses per gold eq. ounce sold ($/ounce) (10)	1,034	955	1,050	973
Depreciation and depletion per gold eq. ounce sold (10)	628	687	600	665
Total cash costs per gold eq. ounce sold (2)	1,034	955	1,050	973
All-in sustaining costs per gold eq. sold (2)	1,542	1,483	1,539	1,662
FINANCIAL INFORMATION
Revenue	122.5	98.1	380.3	302.2
Revenue less cost of goods sold	16.5	4.7	53.4	31.3
Capital expenditures (sustaining capital) (2)	28.7	25.9	82.6	100.9
Capital expenditures (growth capital) (2)	3.3	6.0	13.5	13.5
Total mining interest capital expenditures	32.0	31.9	96.1	114.4
Cash generated from operations (2)	54.7	38.5	156.0	153.2
Free cash flow (2)	14.8	(0.7)	31.4	14.1

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Operating results
Production
Gold eq.1 production for the three months ended September 30, 2023 was 66,374 ounces (64,970 ounces of gold and 111,694 ounces of silver). For the nine months ended September 30, 2023, gold eq.1 production was 195,389 ounces (191,053 ounces of gold and 344,880 ounces of silver). The increase over the prior-year periods is primarily due to higher gold grade.
Revenue
For the three and nine months ended September 30, 2023, revenue increased when compared to the prior-year periods due to higher gold sales volumes and higher average realized gold prices.

Revenue less cost of goods sold
For the three and nine months ended September 30, 2023, revenue less cost of goods sold increased when compared to the prior-year periods, primarily driven by higher revenues.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expense4 per gold eq. ounce increased over the prior-year periods due to lower capitalized tonnes, increased costs associated with mill maintenance, partially offset by higher sales volume.

Open pit net mining costs per operating tonne mined2 for the three and nine months ended September 30, 2023, decreased over the prior-year periods due to an increase in tonnes mined.

Processing costs per tonne processed2 for the three and nine months ended September 30, 2023, increased over the prior-year periods due to an increase in costs associated with mill maintenance.
Depreciation and depletion per gold eq. ounce sold10 for the three and nine months ended September 30, 2023 was $628 and $600, respectively, which decreased compared to the prior-year periods due to higher sales volume.
All-in sustaining costs2 per gold eq. ounce increased over the prior-year period due to higher sustaining capital spend and operating expenses partially offset by higher sales volume. For the nine months ended September 30, 2023, all-in sustaining costs per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.
Total capital increased over the prior-year period due to higher sustaining capital, partially offset by lower growth capital. For the nine months ended September 30, 2023, total capital decreased over the prior-year period due to lower sustaining capital. Sustaining capital2 related primarily to the tailings dam raise, capitalized waste and capital maintenance. Growth capital2 related to the development of the Intrepid underground and underground Main Zones, which advanced 565 metres during the quarter.

Cash generated from operations2 for the three and nine months ended September 30, 2023, increased when compared to the prior-year periods primarily due to an increase in revenues.
Free cash flow2 for the three and nine months ended September 30, 2023, was $14.8 and $31.4 million (net of $6.6 and $21.4 million stream payments, respectively), an improvement over the prior-year periods primarily due to an increase in revenues.
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Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2023, the value of the U.S. dollar averaged $1.34 against the Canadian dollar, when compared to $1.31 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $70 per gold eq. ounce1 relative to the prior-year period.
For the nine months ended September 30, 2023, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, when compared to $1.28 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $72 per gold eq. ounce1 relative to the prior-year period.
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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.
A summary of New Afton's operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
OPERATING INFORMATION
Ore mined (thousands of tonnes)	758	470	2,225	1,440
Operating waste mined (thousands of tonnes)	—	19	—	62
Capitalized waste mined (thousands of tonnes)	143	111	427	320
Waste mined (thousands of tonnes)	143	130	427	382
Ore processed (thousands of tonnes)	806	714	2,303	2,685
Average grade:
Gold (grams/tonne) (11)	0.72	0.59	0.69	0.43
Copper (%)	0.80	0.64	0.77	0.50
Recovery rate (%):
Gold (11)	90	85	89	83
Copper	91	85	91	81
Gold eq. (ounces) (1):
Produced (3)	44,830	30,701	123,046	85,257
Sold (3)	43,772	35,702	113,430	82,282
Gold (ounces) (1):
Produced - New Afton Mine (3)	17,255	10,884	46,694	28,430
Produced - Ore Purchase Agreements (3)	761	543	4,243	2,180
Produced - Total (3)	18,016	11,427	50,937	30,610
Sold (3)	17,395	13,395	47,401	29,068
Copper (millions of pounds):
Produced (3)	13.2	8.5	35.5	24.1
Sold (3)	13.0	9.9	32.5	23.5
Revenue
Gold ($/ounce)	1,823	1,595	1,827	1,712
Copper ($/pound)	3.57	3.17	3.65	3.75
Average realized price (2):
Gold ($/ounce)	1,932	1,721	1,948	1,825
Copper ($/pound)	3.78	3.42	3.89	3.99
Underground net mining cost per operating tonne mined (2)	19.30	25.74	22.44	27.58
Processing cost per tonne processed (2)	18.20	17.83	19.08	14.77
G&A cost per tonne processed (2)	6.14	6.28	6.38	5.33
Operating expenses per gold eq. ounce sold ($/ounce) (10)	951	1,250	1,071	1,374
Depreciation and depletion per gold eq. ounce sold (10)	428	455	436	403
Total cash costs per gold eq. sold ($/ounce) (2)	1,058	1,367	1,192	1,485
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,229	1,769	1,341	2,101
FINANCIAL INFORMATION:
Revenue	78.8	53.1	207.0	139.4
Revenue less cost of goods sold	18.5	(7.9)	36.1	(7.0)
Capital expenditures (sustaining capital) (2)	6.7	13.8	14.8	48.6
Capital expenditures (growth capital) (2)	31.7	24.3	94.3	58.6
Total mining interest capital expenditures	38.4	38.1	109.1	107.2
Cash generated from operations (2)	43.5	17.8	76.0	23.3
Free cash flow (2)	5.1	(20.3)	(33.2)	(96.4)

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Operating results
Production
Gold eq.1 production for the three months ended September 30, 2023 was 44,830 ounces (18,016 ounces of gold and 13.2 million pounds of copper), and for the nine months ended September 30, 2023, New Afton mine total gold eq.1 production was 123,046 ounces (50,937 ounces of gold and 35.5 million pounds of copper). The increase over the prior-year periods is due to higher grades and recovery.
Revenue
For the three months ended September 30, 2023, revenue increased when compared to the prior-year period due to higher sales volume and higher average realized metal prices. For the nine months ended September 30, 2023, revenue increased when compared to the prior-year period due to higher sales volume, and higher average realized gold prices partially offset by lower average realized copper prices.

Revenue less cost of goods sold
For the three and nine months ended September 30, 2023, revenue less cost of goods sold increased when compared to the prior-year period, primarily due to higher revenues.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expense per gold eq. ounce for the three and nine months ended September 30, 2023 decreased over the prior-year periods primarily due to higher sales volume.

Underground net mining costs per operating tonne mined2 for the three and nine months ended September 30, 2023, decreased over the prior-year periods due to an increase in tonnes mined.

Processing costs per tonne processed2 for the three and nine months ended September 30, 2023, increased over the prior-year periods due to an increase in cement costs, and a decrease in tonnes processed for the nine months ended September 30, 2023.

Depreciation and depletion was $428 per gold eq. ounce sold10 for the three months ended September 30, 2023, a decrease over the prior-year period due to higher sales volume. Depreciation and depletion was $436 per gold eq. ounce10 for the nine months ended September 30, 2023, an increase when compared to the prior-year period as a result of a higher asset base.

All-in sustaining costs2 per gold eq. ounce decreased over the prior-year periods due to lower sustaining capital spend and higher sales volume.
Total capital increased over the prior-year periods, primarily due to higher growth capital spend partially offset by lower sustaining capital spend. Sustaining capital2 primarily related to tailings management and stabilization activities. Growth capital2 primarily related to C-Zone development.
Cash generated from operations2 for the three and nine months ended September 30, 2023 increased when compared to the prior-year periods primarily due to the increase in revenues.
Free cash flow2 for the three and nine months ended September 30, 2023, was a net inflow of $5.1 million and a net outflow of $33.2 million, respectively, an improvement over the prior-year periods primarily due to higher revenue partially offset by an increase in growth capital.
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Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2023, the value of the U.S. dollar averaged $1.34 against the Canadian dollar, when compared to $1.31 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $65 per gold eq. ounce1 relative to the prior-year period.
For the nine months ended September 30, 2023, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, when compared to $1.28 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $73 per gold eq. ounce1 relative to the prior-year period.
Project Update
During the quarter, C-Zone advanced 1,193 metres. The first draw bell at C-Zone was completed in the quarter, and the Company completed the commissioning of the final two of 29 dewatering wells at the NATSF. C-Zone has now transitioned to the production ramp-up phase and remains on-track to achieve commercial production in the second half of 2024.
Exploration activities
During the three months ended September 30, 2023, the Company continued to advance three of the most promising resource zones for potential conversion to Mineral Reserves and advance exploration initiatives in South-Central British Columbia, with a plan to strategically leverage New Afton's mill and tailings facilities to further extend the mine life. The Company completed 2,392 metres of diamond drilling in eight drill holes from underground. Of these, 1,121 metres were completed in three holes to explore for potential mineralization on the K-Zone target area, and the remaining 1,271 metres were completed in five drill holes to assess the true width and continuity of mineralization defined on the D-Zone target area. Drilling was also conducted from surface, where 1,433 metres in three drill holes targeted geophysical anomalies within the Mine Lease.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
BALANCE SHEET INFORMATION
Cash and cash equivalents	179.4	200.8
Other current assets	169.6	176.7
Non-current assets	1,903.3	1,866.0
Total assets	2,252.3	2,243.5

Current liabilities	214.1	171.2
Non-current liabilities excluding long-term debt	758.9	717.9
Long-term debt	395.7	394.9
Total liabilities	1,368.7	1,284.0
Total equity	883.6	959.5
Total liabilities and equity	2,252.3	2,243.5

Assets
Cash and cash equivalents
Cash and cash equivalents decreased relative to December 31, 2022 primarily due to capital development expenditures at New Afton.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments and prepaid expenses. Other current assets decreased primarily due to the sale of the investment in Artemis Gold Inc. in January 2023.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment. The increase relative to December 31, 2022 is primarily attributable to the Company's investments in New Afton's C-Zone.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased due to an increase in the current portion of the New Afton free cash flow interest obligation.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
The Company's gold stream obligation has increased from December 31, 2022, primarily driven by higher metal prices, partially offset by settlements and higher market observable discount rates.
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The Company's free cash flow interest obligation has increased from December 31, 2022, primarily driven by higher metal prices, partially offset by higher market observable discount rates.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and CSP. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2023 was $105.6 million relative to $119.5 million as at December 31, 2022. The decrease was primarily driven by higher discount rates applied to the liabilities.
The deferred income tax liability increased from $66.8 million as at December 31, 2022 to $73.4 million at September 30, 2023. The increase in deferred income tax liability was primarily driven by higher revenues.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the unsecured notes and the Company’s revolving credit facility.
As at September 30, 2023, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
In April 2023, the Company entered into a fourth amended and restated credit agreement in respect of its revolving credit facility (the "Credit Facility") with a syndicate of financial institutions which extended the maturity date from December 2025 to December 2026, maintaining the existing borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

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Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
Financial Covenant		2023	2022
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	7.6 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.5 : 1	2.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.1 : 1	0.2 : 1
Liquidity and Cash Flow
As at September 30, 2023, the Company had cash and cash equivalents of $179.4 million compared to $200.8 million as at December 31, 2022. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
CASH FLOW INFORMATION
Cash generated from operating activities	100.1	53.7	217.0	158.9
Cash used by investing activities	(68.7)	(55.3)	(175.2)	(212.5)
Cash used by financing activities	(25.4)	(25.2)	(62.2)	(175.7)
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(3.4)	(1.0)	(5.2)
Change in cash and cash equivalents	5.0	(30.2)	(21.4)	(234.5)

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Operating Activities
For the three and nine months ended September 30, 2023, the increase in cash generated from operating activities was primarily due to higher revenue.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects, partially offset by the proceeds from the Company's sale of its shares in Artemis Gold Inc. for the nine months ended September 30, 2023.

The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the three and nine months ended September 30, 2023:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
CAPITAL EXPENDITURES BY SITE
Rainy River	32.0	31.9	96.1	114.4
New Afton	38.5	38.0	109.0	107.1
Other(i)	0.1	—	0.2	0.1
Capital expenditures	70.6	69.9	205.3	221.6
i.Other includes corporate balances and Cerro San Pedro.
Financing Activities
For the three months ended September 30, 2023, cash used in financing activities was $25.4 million, consistent with the prior-year period. For the nine months ended September 30, 2023, cash used in financing activities was $62.2 million, a decrease compared to the prior-year period, primarily driven by the repayment of long-term debt in the prior-year period.
The Company’s cash and cash equivalents balance as at September 30, 2023 of $179.4 million, together with $373.6 million available for drawdown under the Credit Facility as at September 30, 2023, provided the Company with $553.0 million of liquidity.
The Company continues to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2023, these commitments totaled $141.0 million, which are expected to become due over the next 12 months. This compares to commitments of $64.0 million as
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at December 31, 2022. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at September 30, 2023, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three and nine months ended September 30, 2023.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2023.
Outstanding Shares
As at October 25, 2023, there were 684.5 million common shares of the Company issued and outstanding. The Company had 2.9 million stock options and 4.5 million performance share units outstanding under its share option plan, exercisable for up to an additional 2.9 million common shares and up to an additional 4.5 million common shares, respectively.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. The Company has disclosed “total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations, before changes in non-cash operating working capital" and "free cash flow" as non-GAAP financial performance measures. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per gold equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold
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equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation
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Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and All-in Sustaining Costs per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	107.5	99.2	329.6	274.2
Gold equivalent ounces sold(1)	107,562	92,634	311,677	247,678
Operating expenses per gold equivalent ounce sold ($/ounce)(10)	1,000	1,069	1,058	1,106
Operating expenses	107.5	99.2	329.6	274.2
Treatment and refining charges on concentrate sales	4.7	4.2	13.7	9.2
Total cash costs	112.2	103.4	343.3	283.2
Gold equivalent ounces sold(1)	107,562	92,634	311,677	247,678
Total cash costs per gold equivalent ounce sold ($/ounce)	1,044	1,114	1,102	1,143
Sustaining capital expenditures(5)(7)	35.6	39.2	97.5	148.7
Sustaining exploration - expensed	0.3	0.1	0.7	0.5
Sustaining leases	1.5	2.7	7.7	7.8
Corporate G&A including share-based compensation(6)	6.2	3.6	20.1	15.7
Reclamation expenses	3.1	2.8	9.3	8.5
Total all-in sustaining costs	158.8	151.8	478.6	464.5
Gold equivalent ounces sold(1)	107,562	92,634	311,677	247,678
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,477	1,637	1,535	1,875

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	65.9	54.4	208.1	161.0
Gold equivalent ounces sold (1)	63,790	56,932	198,247	165,396
Operating expenses per unit of gold sold ($/ounce)	1,034	955	1,050	973
Operating expenses	65.9	54.4	208.1	161.0
Total cash costs	65.9	54.4	208.1	161.0
Gold equivalent ounces sold (1)	63,790	56,932	198,247	165,396
Total cash costs per gold equivalent ounce sold ($/ounce)	1,034	955	1,050	973
Sustaining capital expenditures(5)(7)	28.7	25.3	82.6	100.0
Sustaining leases	1.3	2.5	7.2	7.1
Reclamation expenses	2.4	2.2	7.3	6.7
Total all-in sustaining costs	98.3	84.5	305.2	274.9
Gold equivalent ounces sold (1)	63,790	56,932	198,247	165,396
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,542	1,483	1,539	1,662

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	41.6	44.8	121.5	113.0
Gold equivalent ounces sold (1)	43,772	35,702	113,430	82,282
Operating expenses per unit of gold sold ($/ounce)	951	1,250	1,071	1,374
Operating expenses	41.6	44.8	121.5	113.0
Treatment and refining charges on concentrate sales	4.7	4.2	13.7	9.2
Total cash costs	46.3	49.0	135.2	122.2
Gold equivalent ounces sold (1)	43,772	35,702	113,430	82,282
Total cash costs per gold equivalent ounce sold ($/ounce)	1,058	1,367	1,192	1,485
Sustaining capital expenditures(5)	6.7	13.7	14.8	48.5
Sustaining leases	0.1	—	0.1	0.3
Reclamation expenses	0.7	0.6	2.0	1.8
Total all-in sustaining costs	53.8	63.3	152.1	172.8
Gold equivalent ounces sold (1)	43,772	35,702	113,430	82,282
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,229	1,769	1,341	2,101

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Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	70.6	69.9	205.3	221.6
New Afton growth capital expenditures(8)	(31.7)	(24.3)	(94.3)	(58.6)
Rainy River growth capital expenditures(8)	(3.3)	(6.0)	(13.5)	(13.5)
Sustaining capital expenditures	35.6	39.6	97.5	149.5

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Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne processed" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measures on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
RAINY RIVER COST PER TONNE
Operating expenses	65.9	54.4	208.1	161.0
Change in inventory, selling costs and royalties and other	(5.6)	(0.2)	(19.6)	(14.8)
Production costs	60.4	54.2	188.5	146.2
Open pit mining costs	25.2	24.6	84.3	55.2
Processing costs	25.6	21.5	76.9	65.3
Site G&A costs	9.6	8.1	27.3	25.7
Ore and operating waste tonnes mined (thousands of tonnes)	7,412	6,364	24,850	14,232
Ore processed (thousands of tonnes)	2,328	2,248	6,460	6,558
Open pit net mining cost per operating tonne mined ($/tonne)	3.40	3.86	3.39	3.88
Processing costs per tonne processed ($/tonne)	11.01	9.57	11.91	9.96
G&A cost per tonne processed ($/tonne)	4.11	3.60	4.22	3.92

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
NEW AFTON COST PER TONNE
Operating expenses	41.6	44.8	121.5	113.0
Change in inventory, ore purchase costs, selling costs and royalties and other	(7.4)	(14.8)	(13.0)	(17.7)
Production costs	34.3	29.8	108.6	95.4
Mining costs	14.6	12.6	49.9	41.4
Processing costs	14.7	12.7	43.9	39.6
Site G&A costs	4.9	4.5	14.7	14.3
Ore and operating waste tonnes mined (thousands of tonnes)	758	489	2,225	1,502
Ore processed (thousands of tonnes)	806	714	2,303	2,685
Underground net mining costs per operating tonne mined ($/tonne)	19.30	25.74	22.44	27.58
Processing costs per tonne processed ($/tonne)	18.20	17.83	19.08	14.77
G&A cost per tonne processed ($/tonne)	6.14	6.28	6.38	5.33

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "loss on repayment of long-term debt" and “other gains and losses” as per Note 3 of the Company’s consolidated financial statements.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Income (Loss) before taxes	4.9	(15.9)	(28.4)	(59.7)
Other losses(9)	20.3	1.0	84.6	33.0
Loss on repayment of long-term debt	—	—	—	4.3
Adjusted net earnings (loss) before taxes	25.2	(14.9)	56.2	(22.4)
Income tax (expense) recovery	(7.6)	11.7	(8.7)	9.8
Income tax adjustments	5.5	(10.2)	5.6	(7.2)
Adjusted income tax (expense) recovery(2)	(2.1)	1.5	(3.1)	2.6
Adjusted net earnings (loss)	23.1	(13.4)	53.1	(19.8)
Adjusted net earnings (loss) per share (basic and diluted) ($/share)	0.03	(0.02)	0.08	(0.03)
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
CASH RECONCILIATION
Cash generated from operations	100.1	53.7	217.0	158.9
Change in non-cash operating working capital	(12.4)	(10.1)	11.5	(21.5)
Cash generated from operations, before changes in non-cash operating working capital	87.7	43.6	228.5	137.4
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current
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derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	54.7	43.5	1.8	100.1
Less Mining interest capital expenditures	(32.0)	(38.4)	(0.1)	(70.5)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(1.3)	—	(0.1)	(1.4)
Less Cash settlement of non-current derivative financial liabilities	(6.6)	—	—	(6.6)
Free Cash Flow	14.8	5.1	1.6	21.6

Three months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	38.5	17.8	(2.6)	53.7
Less Mining interest capital expenditures	(31.8)	(38.1)	—	(69.9)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.5)	—	(0.1)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.4)	—	—	(5.4)
Free Cash Flow	(0.7)	(20.3)	(2.7)	(23.6)

Nine months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	156.0	76.0	(15.0)	217.0
Less Mining interest capital expenditures	(96.1)	(109.1)	(0.1)	(205.3)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(7.2)	(0.1)	(0.4)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(21.4)	—	—	(21.4)
Free Cash Flow	31.4	(33.2)	(15.5)	(17.3)

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Nine months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	153.2	23.3	(17.6)	158.9
Less Mining interest capital expenditures	(114.4)	(107.1)	(0.1)	(221.6)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(7.1)	(0.3)	(0.3)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(18.4)	(12.4)	—	(30.7)
Free Cash Flow	14.1	(96.4)	(18.0)	(100.2)

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	151.7	117.2	458.9	345.8
Treatment and refining charges on gold concentrate sales	1.9	1.7	5.8	3.3
Gross revenue from gold sales	153.6	118.9	464.7	349.1
Gold ounces sold	79,821	68,816	241,247	190,641
Total average realized price per gold ounce sold ($/ounce)	1,924	1,727	1,926	1,831

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	120.0	95.8	372.3	296.0
Gold ounces sold	62,426	55,421	193,846	161,573
Rainy River average realized price per gold ounce sold ($/ounce)	1,921	1,729	1,920	1,832
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	31.7	21.4	86.6	49.8
Treatment and refining charges on gold concentrate sales	1.9	1.7	5.7	3.3
Gross revenue from gold sales	33.6	23.1	92.3	53.1
Gold ounces sold	17,395	13,395	47,401	29,068
New Afton average realized price per gold ounce sold ($/ounce)	1,932	1,721	1,948	1,825

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, both of which are filed on SEDAR+ at www.sedarplus.ca. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended September 30, 2023.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2022. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of
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financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2022.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2022.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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ENDNOTES
1.Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2023 includes production of 111,694 ounces of silver (108,530 ounces sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q3 2023 includes 13.2 million pounds of copper produced (13.0 million pounds sold) and 33,758 ounces of silver produced (31,061 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.
2."Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 27.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
5.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current period relate to underground development.
9.Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other (losses) and gains.
10. These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces
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sold and "depreciation and depletion per gold eq. ounce sold" is total depreciation and depletion divided by total gold equivalent ounces sold.
11. Key performance indicator data for the three and nine months ended September 30, 2023 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 4% of total gold ounces produced at New Afton during the quarter, and 9% for the nine months ended September 30, 2023, using New Afton’s excess mill capacity. All other ounces are mined and produced at New Afton.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook 2023" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis for 2023, and the factors and timing contributing to those expectations; planned activities and timing for 2023 and future years at Rainy River and New Afton, including planned development and exploration activities and related expenses; the current and future financial performance of the Company being closely related to the prevailing price of gold; successfully achieving commercial production from the C-Zone in the second half of 2024; the potential to successfully extend the New Afton mine life beyond 2030; expectations regarding the anticipated prospectivity of the K-Zone and AI-Southeast gold-copper zones; plans to successfully leverage the mill and tailings facilities to extend the New Afton mine life beyond 2030; the Company’s
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ability to successfully convert additional Mineral Resources to Mineral Reserves as anticipated; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to implement its operational plans and to repay future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; and the Company’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or
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intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including COVID-19 not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development,
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construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
The scientific and technical information in this MD&A has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
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